

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Mr. Luca Maestri
Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

> Re: **Apple Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2014**
> **Filed October 27, 2014**
> **File No. 000-10030**
> **Form 10-Q for the Quarterly Period Ended December 27, 2014**
> **Filed January 28, 2015**
> **File No. 001-36743**

Dear Mr. Maestri:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. For

example, you attribute the decrease in net sales and unit sales for the iPad in 2014 as a result of growth in the Greater China and Japan segments offset by declines in all other segments with no quantification. As another example, you attribute the growth in the Americas segment in 2014 as a result of increased net sales of iPhone, Mac and iTunes, Software and Services offset by a decline in net sales of iPod and iPad and weakness in foreign currencies but you do not quantify the effects of these individual factors. Please explain to us how you considered quantifying the sources of material changes and offsetting factors throughout your discussion. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Product Performance, page 28

2.   Please explain to us how you considered expanding your discussion in this section to separately quantify and discuss factors responsible for changes in the levels of the company's cost of sales for your product categories and any known trends or uncertainties that have had, or is reasonably expected to have, a material favorable or unfavorable impact on cost of sales by product category. Similarly, we also note your segment level operating performance discussion does not include a presentation or discussion of changes in cost of sales. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Gross Margin, page 32

3.   We note your discussion of changes in gross margin in 2014 that resulted from, among others, the favorable shift in mix to products with higher margins. Considering the significance of gross margin to your operating results, please explain to us how you considered providing investors with a more comprehensive understanding of the material components of this line item and the material factors impacting each of those components, including quantifying the extent that each material factor has impacted gross margin as well as describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on product gross margin. As part of your response, explain to us how you considered disclosing the relationship between revenues and cost of sales to also provide investors with an understanding of what the change in your product mix was and the corresponding impact to gross margin. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B. of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Fair Value Measurements, page 55

4.   You disclose that valuation techniques used to measure the fair value of the company's
        debt instruments and all other financial instruments were valued based on quoted market
        prices or model driven valuations using significant inputs derived from or corroborated
        by observable market data.   Please explain to us how you considered expanding this
        disclosure to include the specific valuation techniques used as well as examples of the
        significant inputs used in those valuations. We refer you to ASC 820-10-50-2bb.

Form 10-Q for the Quarterly Period Ended December 27, 2014

Management Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

5.   We note from your change in segments discussed on page 22 that the results of your retail
        stores are now included in each respective geographic segment and not reflected
        separately. We further note you no longer disclose the number of U.S. and international
        stores, headcount, and the average number of open stores during the periods presented.
        However, it appears such information, by geographic segment, may be material to
        investors because the nature and risks of the retail business may differ from the rest of the
        operations in each segment. In this regard, your disclosures on page 15 of your Form 10-
        K for the year ended September 27, 2014 describe risks, investments and cost structures
        unique to your retail business. Further on page 8 of that filing, you disclose that more
        than half of your employees work in the (former) retail segment. Please explain to us
        how you considered presenting the retail sales and retail metrics for each geographic
        segment. If you believe such information would not be material or integral to the
        information disclosed by geographic segment, please explain. Refer to Section III B of
        SEC Release No. 33-8350.

Notes to Condensed Consolidated Financial Statements

Note 11 – Segment Information and Geographic Data, page 22

6.   We note your disclosure that in the first quarter of fiscal 2015, you began reporting
        business performance and making decisions primarily on a geographic basis. Please tell
        us the specific facts and circumstances that resulted in the change to your reportable
        operating segments, including whether there were any changes to your management or
        organizational structure and internal reporting as well as the business purpose for the

change. Please also tell us who your chief operating decision maker (CODM) is and provide us with your analysis in determining the CODM. As part of your response, please provide us with an organizational chart that includes the titles and roles and responsibilities of the individuals who report to the CODM. Refer to ASC 280-10-50-5 through 9.

7.   Please tell us what your operating segments are and whether any of your operating segments are aggregated into a single or multiple reportable operating segments. If any of your operating segments are aggregated into a single or multiple reportable operating segments, please provide us with your analysis in determining aggregation is appropriate based on the guidance in ASC 280-10-50-11.

8.   Please tell us whether your CODM is provided discrete financial information or manages and evaluates your business based on financial results other than geography (e.g. type of product, generation of product, gross margin by product, operating results within geographic regions by product, etc.). As part of your response, please tell us the specific financial information provided to your CODM that is used to make decisions about resource allocation and performance assessment and your consideration of paragraphs 1 and 9 of ASC 280-10-50 in determining your operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief